October 26, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C.  20549
Attention:  Mr. Matt McNair

Re:	Lakeland Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
File No. 000-11487

Dear Mr. McNair:

Lakeland Financial Corporation has filed via EDGAR today its responses to the follow-up comments of the Staff contained in a letter, dated October 23, 2009, relating to the above-referenced filings.  Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11.  Executive Compensation

Bonus, page 18 of Definitive Proxy Statement on Schedule 14A

1.
We note your response to comment 3 in our letter dated September 11, 2009.  Please confirm that you will disclose in future filings the specific individual performance targets utilized in determining compensation (e.g., for Mr. Smith in 2008, the budgeted growth goals for commercial loans, commercial deposits and related fees).  To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Future filings will contain the specific individual performance targets for the named executive officers.

Long-Term Incentive Plan, page 19 of Definitive Proxy Statement on Schedule 14A

2.
We note your response to comment 4 in our letter dated September 11, 2009.  We also note the payout amounts awarded for the 2006-2008 Performance Period and the disclosure on page 20 regarding the considerations the committee made in determining to pay out the awards.  In future filings, please describe in greater detail the specific elements of company and individual performance that were achieved that led to the particular payout amounts awarded in each relevant period.

Future filings will contain the detail about the elements of company performance that were achieved that led to the particular payout amounts awarded.  In general, there is no individual performance element considered in determining payouts under the Long-Term Incentive Plan.  Nevertheless, future filings will contain detail regarding all elements considered in the determination of payouts under the Long-Term Incentive Plan.

Grants of Plan-Based Awards, page 24 of Definitive Proxy Statement on Schedule 14A

3.
We note your response to comment 5 in our letter dated September 11, 2009.  Please tell the staff why you have not included the estimated future payouts under the Long-Term Incentive Plan for the 2009-2011 Performance Period.  Refer to Item 402(d)(vi) of Regulation S-K.  We note that the target share awards for the 2009-2011 Performance Period are disclosed on page 20.

Attached as Exhibit A is a revised Grants of Plan Based Awards table that incorporates the possible payouts of shares of common stock pursuant to the Long-Term Incentive Plan for the 2009-2011 Performance Period.  We will include a version of this table in future filings, as required.

In connection with this response, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you have any questions regarding this response.

Sincerely,

/s/Michael L. Kubacki
Michael L. Kubacki
Chairman, Chief Executive Officer and President

Exhibit A

Name	Grant Date		Estimated future payouts under non-equity incentive plan awards		Estimated future payouts under equity incentive plan awards			All other option awards: Number securities underlying options	Exercise or base price of option awards	Grant date fair value of option awards
(a)	(b)	Threshold (c)	Target (d)	Maximum (e)	Threshold (f)	Target (g)	Maximum (h)	(j)	(k)	(l)
Michael L. Kubacki Stock Options Long Term Incentive Plan Long Term Incentive Plan Long Term Incentive Plan Executive Incentive Plan	5/14/2008 ---(1) ---(2) ---(3) ---(4)	--- $ 83,768 54,932 110,000	--- $ 167,535 109,863 220,000	--- $ 251,303 164,795 330,000	5,000	10,000	15,000	15,000	$24.05	$ 105,273
David M. Findlay Stock Options Long Term Incentive Plan Long Term Incentive Plan Long Term Incentive Plan Executive Incentive Plan	5/14/2008 ---(1) ---(2) ---(3) ---(4)	--- 50,261 25,353 55,000	--- 100,521 50,706 110,000	--- 150,782 76,059 165,000	3,000	6,000	9.000	10,000	$24.05	$68,509
Charles D. Smith Stock Options Long Term Incentive Plan Long Term Incentive Plan Long Term Incentive Plan Executive Incentive Plan	---(1) ---(2) ---(3) ---(4)	--- 33,507 16,902 44,800	--- 67,014 33,804 89,600	--- 100,521 50,706 134,400	2,000	4,000	6,000	---	---	---
Kevin L. Deardorff Stock Options Long Term Incentive Plan Long Term Incentive Plan Long Term Incentive Plan Executive Incentive Plan	5/14/2008 ---(1) ---(2) ---(3) ---(4)	--- 16,754 12,677 36,600	--- 33,507 25,353 73,200	--- 50,261 38,030 109,800	1,500	3,000	4,500	3,000	$24.05	$18,437
James D. Westerfield Stock Options Long Term Incentive Plan Long Term Incentive Plan Long Term Incentive Plan Executive Incentive Plan	5/14/2008 ---(1) ---(2) ---(3) ---(4)	--- 11,169 8,451 22,500	--- 22,338 16,902 45,000	--- 33,507 25,353 67,500	1,000	2,000	3,000	2,000	$24.05	$12,292

(1)
Represents possible issuances of common stock pursuant to the Lakeland Financial Corporation Long-Term Incentive Plan for the performance period running from 2009-2011.  The plan is described in the section entitled “Long-Term Incentive Plan” in the Compensation Discussion and Analysis section

(2)
Represents possible payments pursuant to the Lakeland Financial Corporation Long-Term Cash Incentive Plan for the performance period running from 2008-2010.  The plan is described in the section entitled “Long-Term Incentive Plan” in the Compensation Discussion and Analysis section.

(3)
Represents possible payments pursuant to the Lakeland Financial Corporation Long-Term Cash Incentive Plan for the performance period running from 2007-2009.  The plan is described in the section entitled “Long Term Incentive Plan” in the Compensation Discussion and Analysis section.

(4)
Represents possible payments pursuant to the Executive Incentive Plan for 2009 performance.  The plan is described in the section entitled “Bonus” in the Compensation Discussion and Analysis section.  The bonus payout for 2008 performance is shown in the column entitled “Non-equity incentive plan compensation” in the Summary Compensation Table above.